EXHIBIT 99.1

EARLY WARNING REPORT

FILED UNDER NATIONAL INSTRUMENT 62-103

1.    Name and address of the offeror

Emera Incorporated (“Emera”)

1894 Barrington Street

Barrington Tower

Halifax, Nova Scotia

B3J 2A8

2.    The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities of which the offeror acquired ownership or control in the transaction or occurrence giving rise to the obligation to file the news release, and whether it was ownership or control that was acquired in those circumstances.

On July 29, 2011 Emera acquired, on a private placement basis, 6,890,131 subscription receipts (the “2011 Subscription Receipts”) of Algonquin Power & Utilities Corp, (“Algonquin”), at a purchase price of C$5.37 per 2011 Subscription Receipt.

The 2011 Subscription Receipts were issued in connection with the April 2011 agreement among Emera, Algonquin and First Wind Holdings LLC (“First Wind”) to jointly construct, own and operate wind energy projects in the Northeast United States. First Wind has a 370 Megawatt portfolio of wind energy projects in the Northeast United States, including five operating projects and two projects near operation. Under the April 2011 agreement, these assets will become part of an operating company of which First Wind will own 51%. Emera and Algonquin intend to enter into a separate joint venture (“Northeast Wind”), which will own the remaining 49% of the operating company. Emera will own 75% of Northeast Wind and Algonquin will own the balance. Northeast Wind will invest a total of US$333 million to acquire its 49% interest in the operating company. The transfer of the First Wind projects and related matters (the “First Wind Transaction”) requires certain United States federal and state regulatory approvals and other approvals. The First Wind Transaction is expected to be completed in the fourth quarter of 2011.

Algonquin’s investment in Northeast Wind will be funded, in part, through the net proceeds of the issuance of the 2011 Subscription Receipts.

Payment for the 2011 Subscription Receipts was satisfied by delivery by Emera of a non-interest bearing promissory note in the principal amount of C$37 million. The 2011 Subscription Receipts are exchangeable for common shares of Algonquin (on a one-for-one basis, subject to adjustments for capital reorganizations), and the promissory note becomes payable, when the conditions precedent (other than payment of the purchase price) to the completion of the First Wind Transaction have been satisfied.

The 6,890,131 common shares issuable on exchange of the 2011 Subscription Receipts represent approximately 5.78% of Algonquin’s currently issued and outstanding common shares (or approximately 5.46% of Algonquin’s issued and outstanding common shares after giving effect to the exchange of the 2011 Subscription Receipts).

3.    The designation and number or principal amount of securities and the offeror’s securityholding percentage in the class of securities immediately after the transaction or occurrence giving rise to the obligation to file a news release.

In addition to holding the 2011 Subscription Receipts, Emera (i) owns 8,523,000 common shares of Algonquin, representing approximately 7.15% of Algonquin’s currently issued and outstanding common shares, and (ii) owns 12,000,000 previously subscribed for subscription receipts (the “2010 Subscription Receipts”) which are exchangeable for common shares on completion of the acquisitions by Algonquin of Granite State Electric Company, a regulated electric utility, and Energy North Natural Gas Inc., a regulated natural gas utility, previously announced on December 9, 2010. These transactions are expected to close in the fourth quarter of 2011.

In the event that all of the 6,890,131 common shares issuable pursuant to the 2011 Subscription Receipts and the 12,000,000 common shares issuable pursuant to the 2010 Subscription Receipts are issued, the common shares so issued, together with the 8,523,000 common shares currently held by Emera, would represent approximately 19.85% of Algonquin’s issued and outstanding shares (after giving effect to the exchange of the 2011 Subscription Receipts and 2010 Subscription Receipts).

4.    The designation and number or principal amount of securities and the percentage of outstanding securities of the class of securities referred to in paragraph 3 over which:

i)    the offeror, either alone or together with joint actors, has ownership and control,

See paragraph 3.

ii)    the offeror, either alone or together with joint actors, has ownership but control is held by other persons or companies other than the offeror or any joint actor,

Not applicable.

(iii)    the offeror, either alone or together with joint actors, has exclusive or shared control but does not have ownership.

Not applicable.

5.    The name of the market in which the transaction or occurrence that gave rise to the news release took place.

The 2011 Subscription Receipts were issued on a private placement basis.

6.    The value, in Canadian dollars, of any consideration offered per security if the offeror acquired ownership of a security in the transaction or occurrence giving rise to the obligation to file a news release.

The 2011 Subscription Receipts were issued at a subscription price of C$5.37 per Subscription Receipt, for an aggregate subscription price of C$37,000,000.

7.    The purpose of the offeror and any joint actors in effecting the transaction or occurrence that gave rise to the news release, including any future intention to acquire ownership of, or control over, additional securities of the reporting issuer.

The 2011 Subscription Receipts were issued in connection with the First Wind Transaction, and in furtherance of the continuing strategic investment arrangement between Algonquin and Emera. See paragraph 8 below for further details relating to the strategic arrangement, including the 2009 Subscription Agreement and Strategic Investment Agreement (as defined below).

The 2011 Subscription Receipts have been acquired for investment purposes only, and Emera has no intention of acquiring control of Algonquin. Depending upon relevant economic, market or business conditions prevailing from time to time, Emera may determine to acquire or to dispose of common shares of Algonquin in TSX traded or privately negotiated transactions or otherwise. Under the 2009 Subscription Agreement and Strategic Investment Agreement discussed in paragraph 8 below, Emera has agreed not to acquire any additional securities of Algonquin except in accordance with such agreements.

8.    The general nature and the material terms of any agreement, other than lending arrangements, with respect to securities of the reporting issuer, entered into by the offeror, or any joint actor, and the issuer of the securities or any other entity in connection with the transaction or occurrence giving rise to the news release, including agreements with respect to the acquisition, holding, disposition or voting of any securities.

On April 29, 2011 Emera and Algonquin entered into a strategic investment agreement (the “Strategic Investment Agreement”) in respect of the pursuit of investment opportunities of mutual benefit. Under the Strategic Investment Agreement, where Algonquin pursues an investment opportunity developed in conjunction with Emera and wishes to issue additional common shares (or securities convertible into common shares) in connection with such opportunity, Emera has a right of first refusal to subscribe for up to 100% of such additional common shares (or securities convertible into common shares) in an amount that would bring Emera’s holdings of Algonquin common shares to a maximum of 25% of Algonquin common shares issued and outstanding, subject to any approvals required under applicable laws (including the rules of the Toronto Stock Exchange (“TSX”)). Emera also has the right under the Strategic Investment Agreement to purchase additional common shares through the public markets in connection with the pursuit of investment opportunities under the Strategic Investment Agreement if Algonquin does not effect an equity issuance in connection with such opportunity, or elects to fund the investment with debt. In such an instance, Emera has the right to purchase additional common shares through the public markets in an aggregate number of shares equal to or less than the lesser of: (i) the amount that would result in its holdings being equal to 25% of the Algonquin common shares issued and outstanding or (ii) the number of shares equal to 50% of the aggregate investment made by Algonquin divided by the average closing price of the Algonquin common shares for the 20 days preceding the investment.

The Strategic Investment Agreement and a prior subscription agreement dated April 22, 2009, as amended (the “2009 Subscription Agreement”) contain certain restrictions on the transfer of common shares by Emera and requirements with respect to the voting of common shares held by Emera (which restrictions and requirements are described in Algonquin’s Management Information Circular dated May 18, 2011). The 2009 Subscription Agreement also provides for a standstill period expiring January 1, 2014, during which Emera may not acquire any additional Algonquin securities except in accordance with the 2009 Subscription Agreement. The Strategic Investment Agreement further provides that any permitted acquisitions under that later agreement constitute an exception to Emera’s standstill obligations under the 2009 Subscription Agreement.

The Strategic Investment Agreement also contemplates Emera and Algonquin entering into an agreement for the sale to Algonquin of the 49.999% interest held by Emera in California Pacific Electric Company, LLC (“Calpeco”). The sale is subject to the receipt of applicable regulatory approvals. As consideration for the sale of its interest in Calpeco (the “Calpeco Sale”), Emera will receive 8,211,000 common shares of Algonquin, in two tranches as follows; (a) 4,790,000 following regulatory approval of the ownership transfer (which is expected to be received in either the fourth quarter of 2011 or the first quarter of 2012); and (b) the balance following completion of Calpeco’s first rate case (which is expected to be completed in 2012). Emera and Algonquin expect to conclude the definitive agreements applicable to this arrangement in August, 2011.

The 8,211,000 Algonquin common shares issuable in respect of the Calpeco Sale represent approximately 6.9% of Algonquin’s currently issued and outstanding common shares (or approximately 6.4% of the issued and outstanding common shares after giving effect to issuance of such shares). If all of the common shares issuable pursuant to the 2011 Subscription Receipts, the 2010 Subscription Receipts and the Calpeco Sale are issued, and taking into account the common shares currently held by Emera, Emera would hold approximately 24.35% of Algonquin’s outstanding common shares after giving effect to such issuances.

9.    The names of any joint actors in connection with the disclosure required by this form.

Not applicable.

10.    In the case of a transaction or occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, the nature and value in Canadian dollars of the consideration paid by the offeror.

See paragraph 6.

11.    If applicable, a description of any change in any material fact set out in a previous report by the entity under the early warning requirements or Part 4 of National Instrument 62-103 in respect of the reporting issuer’s securities.

Not applicable.

12.    If applicable, a description of the exemption from securities legislation being relied on by the offeror and the facts supporting that reliance.

Not applicable.

DATED August 3, 2011

EMERA INCORPORATED

By:
Judy Steele
Chief Financial Officer